SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 10, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol Reports Results for Third Quarter 2008

--Operating Income Up 57.4% on Production Increases and Higher Oil Prices--
--Net Income Increased 123% to COL$3.93 Trillion--
--Earnings Per Share Reached COL$97.06--
--Net Cash Position Stood at COL$5.54 Trillion--

Bogota, Colombia, November 10, 2008 - Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC), Colombia’s integrated oil and gas company, today reported financial results for the third quarter ended September 30, 2008. The financial statements were prepared and presented in accordance with the Colombian Governmental Entity GAAP and in Colombian Pesos (COL$). To view a more detailed review of third quarter results filed with the Colombian Superintendencia Financiera (www.superfinanciera.gov.co) and the SEC, please visit Ecopetrol’s website www.ecopetrol.com.co.

For the third quarter of 2008, net income increased 123% to COL$3.93 trillion from COL$1.76 trillion in the third quarter of 2007. Earnings per share reached COL$97.06, up from COL$49.28 earned in the prior year period.

Third quarter 2008 operating income increased 57.4% to COL$3.96 trillion from COL$2.51 trillion. Third quarter 2008 EBITDA was COL$4.62 trillion, a 61% increase over COL$2.87 trillion reported for the 2007 comparable period. EBITDA margin was 46% compared to 51% reported for last year’s third quarter.

Ecopetrol’s third quarter sales increased 76.4% to COL$9.97 trillion from COL$5.65 trillion in the third quarter of 2007. Domestic sales increased 55% and accounted for 63% of total sales; international sales were up 131.5% and represented 37% of total sales.

Commenting on third quarter results, Mr. Javier G. Gutierrez, Chief Executive Officer, noted, “We are pleased to report that Ecopetrol’s strong year-over-year growth was driven by a combination of increased oil and natural gas production, which resulted in higher exports, as well as higher selling prices. We continue to increase production through our 107 directly operated fields and 168 joint operation agreements.”

Third quarter 2008 gross profit was COL$4.49 trillion, an increase of 55% from COL$2.90 trillion reported in last year’s third quarter. Gross margin was 45%, compared to 51.3%% in the prior year. The year-over-year decline in gross margin was primarily attributable to the impact of higher year-over-year oil prices on Ecopetrol’s purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (ANH), its purchases of crude from joint operation agreements and its purchases of imported products. Additionally, cost of sales was impacted by the strengthening of the U.S. dollar against the Colombian Peso. Variable costs represented 75% of 2008 third quarter cost of sales, up from 59% in last year’s third quarter, and accounted for approximately 90.6% of the year-over-year expense increase. During the period, Ecopetrol increased its investment in the upgrade and maintenance of existing production fields contributing to a slight increase in the Company’s fixed costs.

Selling, general and administrative expenses were COL$532 billion, or 5.3% of sales for the third quarter of 2008 compared to COL$383 billion or 6.8% of sales in last year’s third quarter. Administrative expenses increased during the 2008 third quarter due to an adjustment in salaries and variable compensation as well as the increase in the non-deductible value-added tax that was levied on the sale of crude oil to the Cartagena refinery.

“During this period of volatile oil prices,” Mr. Gutierrez said, “Ecopetrol’s exceptionally strong balance sheet gives us the financial flexibility to execute on our long term strategic growth plan, while maintaining our disciplined approach to capital investments and our commitment to improving operating margins and maximizing cash generation.”

Exploration and Production Highlights

Oil and gas production, on a barrel-of-oil-equivalent basis, increased to 441,000 barrels per day in the third quarter compared to 392,000 barrels per day in the same period of the prior year.

The WTI price, market reference for Ecopetrol, averaged US$118 per barrel during the 2008 third quarter compared to US$76 per barrel last year. The average prices of the basket of crudes and byproducts exported by Ecopetrol were US$102 per barrel and US$92 per barrel, respectively. This compares with US$66 per barrel and US$58 per barrel, respectively, in last year’s third quarter.

Seismic activity in the third quarter reached 872 kilometers for Company-operated fields and 77 for joint operation agreements, for a total of 949 kilometers.

Through September 2008 the Company participated in the drilling of 8 exploratory wells. Of those, 5 were drilled by Ecopetrol alone and the other 3 jointly with partners.

Third Quarter Exploration & Production News

•	Discovery of Hydrocarbons at Lisama Norte-1 Well in Santander

September 29, 2008 - Ecopetrol announced the discovery of crude oil and natural gas at the Lisama Norte-1 well located in the department of Santander. The discovery exemplifies the Company’s strategy to reduce risk by exploring areas that are near existing producing fields.

•	Ecopetrol Confirms the Presence of Hydrocarbons at Arrayan-1 in Huila

September 5, 2008 - Ecopetrol confirmed the presence of crude oil and natural gas at the Company’s 100% owned Arrayan-1 well, which is located in the basin of the Magdalena River Valley in the department of Huila.

•	Ecopetrol Signs Important Transaction with Union Oil Company of California

September 2, 2008 - Ecopetrol, through its U.S. subsidiary, reached an agreement with Union Oil Company of California to acquire a 9.2% interest in K2, a deepwater oil and gas field located in the Gulf of Mexico. The US$510 million transaction is consistent with the Company’s plans for strategic and international growth.

•	Ecopetrol and Pacific Rubiales Reach Joint Exploration Agreement

July 31, 2008 - Ecopetrol S.A. and Pacific Rubiales reached an agreement, subject to approval by regulatory agency ANH, by which the two companies would jointly develop the Alicante Block located in the Llanos Orientales region in Colombia.

Refining Highlights

Crude oil refined from the Barrancabermeja refinery during the third quarter averaged 235.7 thousand bpd compared to 227.5 thousand bpd in the third quarter of the prior year.

The Company continues to advance in the construction of a hydrotreatment plant in Barrancabermeja. Additionally, Ecopetrol selected a project management consultant for the modernization process at the refinery.

Balance Sheet /Cash Flow Statement Highlights

•	At September 30, 2008, the Company had cash and cash equivalents of COL$5.54 trillion and no debt.

•
Accounts payable of COL$5.97 trillion at September 30, 2008, included COL$2.33 trillion representing dividends declared by the General Assembly of Shareholders but not yet paid. In the first nine months of 2008, the Company has paid one half of the COL$4.65 trillion in dividends declared.

•	Net cash provided by operating activities in the 2008 third quarter was COL$5.05 trillion compared to COL$2.47 trillion in last year’s third quarter.

•
Capital expenditures amounted to COL$2.61 trillion in this year’s third quarter, of which COL$2.15 trillion, or 82.4%, related to Exploration and Production activities. In last year’s third quarter, capital expenditures were COL$0.85 trillion, of which COL$0.43 trillion, or 50.5%, related to Exploration and Production activities.

First Nine Months 2008 Highlights Compared to First Nine Months 2007

•	Net income increased 153% to COL$9.58 trillion

•	EBITDA was COL$13.6 trillion, up 71% from 2007 levels

•	Sales increased 73.2% to COL$26.61 trillion

•	Oil and gas production reached 444 mboed at the end of September, compared to 393 mboed in 2007

•	Crude oil refined averaged 309.200 bpd compared to 305.400 bpd.

•	Net income per share was COL$236.66

Recent Corporate Developments

•	On September 18, 2008, Ecopetrol listed its Level II American Depositary Shares (ADS) on the New York Stock Exchange. Each ADS represents 20 ordinary shares of Ecopetrol’s common stock.

•
On September 18, 2008, Ecopetrol signed an agreement to conduct technical and agronomic viability studies to evaluate the potential cultivation of sugar cane and sweet sorghum for ethanol production in the department of Meta. Ecopetrol will contribute COL$871 million toward the studies.

•
The Colombian Institute of Technical and Certification Standards, Icontec, granted Ecopetrol the ISO 9001-2001 and NTCGP 1000-2004 quality certificates for the first time for all activities in all areas of the Company. The certification is another step in assuring customers and shareholders that Ecopetrol’s products and processes meet the highest international standards of quality.

•
Duff & Phelps de Colombia S.A. confirmed Ecopetrol’s corporate AAA rating based on the Company’s sound financial profile, the magnitude and stability of its oil and gas reserves, its growing production levels, and its dominant share of the Colombian market.

Outlook

Looking ahead, Mr. Gutierrez commented, “Difficult market conditions have caused extreme volatility in oil and gas prices. However, we believe that our strong balance sheet and proven operating efficiencies give us the ability to take advantage of the Company’s substantial growth prospects. For full year 2008, we expect capital expenditures to amount to COL$10.23 trillion. This investment, as well as our 2009 capital expenditure plans, which will be finalized and announced in January, put us on track to successfully implement our long-term strategic plan to further develop our existing asset base and acquire new exploration areas and producing assets.”

Additionally, it is expected that by the end of the year, the pension liabilities will be spun-off from the Company´s balance sheet along with the corresponding assets to form “patrimonies autónomos pensionales”.

Conference Call

The management of Ecopetrol will host a conference call in English on November 10, 2008, at 10:00 a.m. EST. A live webcast of the call can be accessed on the Investors section of the Company’s website: www.ecopetrol.com.co. A replay of the conference call will be available until November 24, 2008.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) is the largest company in Colombia as measured by revenue, profit, assets and shareholders’ equity. The Company is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia and overseas. Ecopetrol is one of the 40 largest petroleum companies in the world and one of the four principal petroleum companies in Latin America. It is majority owned by the Republic of Colombia and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL. The Company divides its operations into four business segments that include exploration and production; transportation; refining; and marketing of crude oil, natural gas and refined-products.

Ecopetrol is committed to developing into a key player with high competitive standards, strong human resources and clear social responsibility policies. For more information about Ecopetrol, please visit the Company’s Web site at: www.ecopetrol.com.co.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Investor Relations Officer: Claudia Aldana
Phone: +571-234-5190
Fax: +571-234-5628
Email: investors@ecopetrol.com.co
www.ecopetrol.com.co

U.S. Contact:
MBS Value Partners
Lynn Morgen/Monique Skruzny
Phone: +1 212-750-5800
Fax: +1 212-661-2268
lynn.morgen@mbsvalue.com/monique.skruzny@mbsvalue.com

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
Email: mauricio.tellez@ecopetrol.com.co

ECOPETROL S.A.

Unconsolidated Statements of Financial, Economic and Social Activities (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(In COL$ Million)		(In COL$ Million)
Revenues
Local Sales	$6,311,621	$4,071,179	$17,137,214	$11,259,553
Medium distillates	1,686,034	1,194,569	4,452,061	3,618,577
Crude oil	1,287,682	978,054	3,885,680	1,946,557
Gasoline	929,189	791,500	2,661,209	2,497,828
Other products	274,200	161,859	723,325	468,520
Services	218,319	211,027	658,373	608,593
L.P.G	163,977	155,599	477,704	448,603
Natural Gas	262,025	156,367	608,121	459,670
Asphalts	110,724	68,166	288,703	173,652
	4,932,150	3,717,141	13,755,176	10,222,000
Price differential recognition	1,379,471	354,038	3,382,038	1,037,553
	6,311,621	4,071,179	17,137,214	11,259,553

Foreign Sales	3,654,649	1,579,188	9,476,241	4,104,416
Crude oil	2,748,681	1,033,155	7,216,954	2,480,872
Fuel Oil	646,578	384,115	1,738,024	1,079,150
Natural Gas	84,551	-	181,732	-
Gasolines	36,989	36,676	161,174	233,800
Diesel	128,920	-	160,936	-
Naphtha	-	124,489	-	231,193
Jet Fuel	-	-	-	68,627
Other Products	8,930	753	17,421	10,774
Total Revenues	9,966,270	5,650,367	26,613,455	15,363,969

Cost of Sales	5,478,097	2,752,987	13,327,313	8,086,398
Variable Costs
Purchases of hydrocarbons from ANH	1,804,743	1,130,469	4,598,801	2,660,295
Purchase of crude oil from business partners	1,045,312	364,286	2,502,803	903,481
Amortization and depletion	344,224	193,268	862,495	473,268
Capitalized production of oil and gas	-	-	-	432,105
Imported products	1,090,032	240,862	2,359,776	585,977
Process materials	29,143	22,915	74,851	63,356
Electric energy	18,139	25,163	61,951	59,966
Purchase of natural gas and others products	30,045	62,831	208,263	107,781
Initial less final inventory balances	(258,698)	(403,540)	(616,108)	(353,893)

Fixed Costs:
Depreciation	149,558	171,133	475,312	536,907
Services contracted with associations	321,411	256,703	772,945	651,937
Labor costs	197,082	142,955	505,597	367,034
Transportation services to refineries	146,561	142,117	420,447	455,327
Amortization of actuarial liability	80,892	(36,069)	154,541	82,183
Maintenance	128,054	76,902	296,459	196,438
Amortization of deferred charges, intangibles and insurances	17,238	28,729	45,498	95,971
Ecopetrol contracted services	116,236	91,763	344,540	221,528
Materials and operations supplies	63,299	52,354	165,734	116,708
Taxes	30,130	10,313	73,886	42,829
General costs	1,643	1,479	5,376	2,296
Project expenses	135,684	170,002	286,408	277,198
Reclassification to selling and non-operating expenses	(12,631)	8,352	(272,262)	107,706

Total Cost of Sales	5,478,097	2,752,987	13,327,313	8,086,398

	4,488,173	2,897,380	13,286,142	7,277,571
Operating expenses
Administration	149,025	92,122	316,733	233,714
Selling and projects	381,680	290,625	973,800	744,148
Operating income	3,957,468	2,514,633	11,995,609	6,299,709

EBITDA	4,616,606	2,865,825	13,607,998	7,973,515

Non-operating revenues (expenses):
Financial revenues (expenses), net	1,788,036	323,679	2,255,493	(113,995)
Pension expenses	(202,661)	(364,833)	(785,798)	(794,828)
Inflation gain	10,110	13,059	30,331	39,178
Other income (expenses), net	(159,071)	(98,707)	(194,130)	(229,103)
Income before income taxes	5,393,882	2,387,831	13,301,505	5,200,961

Income tax provision	1,465,465	624,250	3,723,091	1,411,021

Net income	3,928,417	1,763,581	9,578,414	3,789,940

Net income per share	$97.06	$49.28	$236.66	$135.03

Ecopetrol S. A.

Unconsolidated Balance Sheets

	At September 30, 2008	At December 31,2007
	(unaudited)
	(In COL$ Million)	(In COL$ Million)
Assets
Current Assets:
Cash and cash equivalents	$5,541,572	$3,466,184
Investments	5,706,930	5,954,502
Accounts and documents receivable	5,559,524	2,269,645
Inventories	1,774,049	1,298,792
Advances, prepayments and deposits	2,366,045	1,978,599
Pension Plan Assets	493,867	508,813
Prepaid Expenses	20,683	12,590
Total current assets	$21,462,670	$15,489,125

Non-current assets:
Investments	7,999,860	4,125,858
Accounts and documents receivable	176,678	202,565
Property, plant and equipment, net	7,007,895	6,151,951
Natural and environmental resources, net	5,538,683	5,128,917
Pension Plan Assets	9,343,901	8,986,861
Deferred charges	2,094,742	1,963,156
Other assets	1,149,795	399,401
Valuations	5,567,598	5,647,382
Total assets	$60,341,822	$48,095,216

Liabilities and equity
Current liabilities:
Financial obligations	-	3,569
Accounts payable and related parties	5,970,403	1,559,434
Taxes payable	4,101,497	2,473,747
Labour obligations	602,000	586,964
Estimated liabilities and provisions	1,890,558	1,435,943
Total current liabilities	$12,564,458	$6,059,657

Non-current liabilities
Labour and pension plan obligations	10,453,851	10,316,041
Estimated liabilities and provisions	2,656,277	2,732,554
Other long-term obligations	2,178,241	2,179,321
Equity	32,488,995	26,807,643
Total liabilities and shareholders’ equity	$60,341,822	$48,095,216

Memorandum accounts	$92,749,999	$64,180,245

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 10, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer